Exhibit 18

May 12, 2008

Board of Directors
Federal Home Loan Bank of Topeka
One Security Benefit Place, Suite 100
Topeka, KS 66606-2444

Dear Directors:

We are providing this letter to you for inclusion as an exhibit to your Form 10-Q filing pursuant to Item 601 of Regulation S-K.

We have been provided a copy of the Federal Home Loan Bank’s (FHLBank’s) Quarterly Report on Form 10-Q for the period ended March 31, 2008. Note 1 therein describes a change in accounting principle from the amortization and accretion of origination fees, premiums and discounts on mortgage loans using the estimated-life method with retrospective adjustment to the amortization and accretion of origination fees, premiums and discounts on mortgage loans using the contractual-life method. It should be understood that the preferability of one acceptable method of accounting over another for the amortization and accretion of premiums and discounts on mortgage loans has not been addressed in any authoritative accounting literature, and in expressing our concurrence below we have relied on management’s determination that this change in accounting principle is preferable. Based on our reading of management’s stated reasons and justification for this change in accounting principle in the Form 10-Q, and our discussions with management as to their judgment about the relevant business planning factors relating to the change, we concur with management that such change represents, in the FHLBank’s circumstances, the adoption of a preferable accounting principle in conformity with Statement of Financial Accounting Standards No. 154, Accounting Changes and Error Corrections.

We have not audited any financial statements of the FHLBank as of any date or for any period subsequent to December 31, 2007. Accordingly, our comments are subject to change upon completion of an audit of the financial statements covering the period of the accounting change.

Very truly yours,

/s/PricewaterhouseCoopers LLP